EXHIBIT 4(e)



                                                                      Exhibit C

                UNDER CERTAIN CIRCUMSTANCES, AS SET FORTH IN THE
               RIGHTS AGREEMENT, RIGHTS OWNED BY ANY PERSON WHO IS
            OR BECOMES AN ACQUIRING PERSON (AS DEFINED IN THE RIGHTS
                      AGREEMENT) SHALL BECOME NULL AND VOID

                          SUMMARY OF RIGHTS TO PURCHASE

                                PREFERRED SHARES

                       GRAHAM-FIELD HEALTH PRODUCTS, INC.

            On August 12, 1996, the Board of Directors of Graham-Field Health Products, Inc. (the "Company") (i) adopted a resolution providing for the redemption of the preferred stock purchase rights issued by the Company in 1989 (the "1989 Rights") at a redemption price of $.0001 per 1989 Right and (ii) declared a dividend of one preferred share purchase right (a "1996 Right") for each outstanding share of common stock, par value $.025 per share, of the Company (the "Common Shares"). The redemption of the 1989 Rights will be effective as of, and the dividend of the 1996 Rights is payable on, September 17, 1996 (the "Record Date"). Accordingly, the redemption price in respect of the 1989 Rights and the dividend of the 1996 Rights will be payable to the stockholders of record on that date. Any holder of 1989 Rights who is entitled to receive less than $.01 in respect of such holder's 1989 Rights will not receive any payment in connection with the redemption.

            Each 1996 Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $35.00 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the 1996 Rights are set forth in a Rights Agreement dated as of September 3, 1996 (the "Rights Agreement") between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent").

            Until the earlier to occur of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% (which percentage may be reduced pursuant to the Rights Agreement) or more of the outstanding shares of capital stock of the Company entitled to vote generally in the election of directors of the Company (the "Voting Shares") (or, under certain circumstances, in the case of BIL (Far East Holdings), Limited ("BIL"), if BIL acquires any such shares) or (ii) 10 business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% (which percentage may be reduced pursuant to the Rights Agreement) or more (or, under certain circumstances in the case of BIL, any such shares) of the outstanding Voting Shares (the earlier of such dates being called the "Distribution Date"), the 1996 Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate with a copy of this Summary of Rights attached thereto.

            The Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the 1996 Rights), the 1996 Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the 1996 Rights), new Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the 1996 Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the 1996 Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the 1996 Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate 1996 Right Certificates alone will evidence the 1996 Rights.

            The 1996 Rights are not exercisable until the Distribution Date. The 1996 Rights will expire on September 3, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the 1996 Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

            The Purchase Price payable, and the number of Preferred Shares or other securities issuable, upon exercise of the 1996 Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then-current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

            The number of outstanding 1996 Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each 1996 Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

            Preferred Shares purchasable upon exercise of the 1996 Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

            Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each 1996 Right should approximate the value of one Common Share.

            In the event that any person or group of affiliated or associated persons becomes an Acquiring Person, the Rights Agreement provides that proper provision shall be made so that each holder of a 1996 Right, other than 1996 Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive (subject to adjustment) upon exercise that number of Common Shares having a market value of two times the exercise price of the 1996 Right. At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Voting Shares, the Board of Directors of the Company may exchange the 1996 Rights (other than 1996 Rights owned by such person or group, which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per 1996 Right (subject to adjustment).

            The Rights Agreement provides that none of the Company's directors or officers shall be deemed to beneficially own any Voting Shares owned by any other director or officer solely by virtue of such persons acting in their capacities as such, including in connection with the formulation and publication of the Board of Directors recommendation of its position, and actions taken in furtherance thereof, with respect to an acquisition proposal relating to the Company or a tender or exchange offer for the Voting Shares.

            In the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a 1996 Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the 1996 Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the 1996 Right.

            With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

            At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% (which percentage may be reduced pursuant to the Rights Agreement) or more of the outstanding Voting Shares (or, under certain circumstances in the case of BIL, any such shares), the Board of Directors of the Company may redeem the 1996 Rights in whole, but not in part, at a price of $.01 per 1996 Right (the "Redemption Price"). The redemption of the 1996 Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the 1996 Rights, the right to exercise the 1996 Rights will terminate and the only right of the holders of 1996 Rights will be to receive the Redemption Price.

            The terms of the 1996 Rights may be amended by the Board of Directors of the Company without the consent of the holders of the 1996 Rights, including an amendment to (a) lower certain thresholds described above to not less than the greater of (i) the largest percentage of the outstanding Voting Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, (b) fix a Final Expiration Date later than September 3, 2006, (c) reduce the Redemption Price, (d) increase the Purchase Price or (e) delete the special provisions relating to BIL, as the Board of Directors shall deem appropriate, in the event that the Company's proposed acquisition of Everest & Jennings International Ltd., of which BIL is the majority stockholder, is not consummated; provided that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person, no such amendment may adversely affect the interests of the holders of the 1996 Rights (other than the Acquiring Person and its affiliates and associates).

            Until a 1996 Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.

            A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Registration Statement on Form 8-A dated September 3, 1996. A copy of the Rights Agreement is available free of charge from the Company. This summary description of the 1996 Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is hereby incorporated herein by reference.